[LETTERHEAD OF WIEN & MALKIN LLC]

August 31, 2007

BY U.S. Mail and FAX to (202) 772-9209

Ms. Cicely L. LaMothe

Branch Chief

Securities and Exchange Commission

Washington, D.C. 20549

Re: 60 East 42nd St. Associates L.L.C.

Your File No. 0-02670

Form 10-K for the year ended December 31, 2006

Dear Ms. LaMothe:

We are responding to your July 20, 2007 letter as follows:

1. General - We have filed our July 18, 2007 letter as correspondence on EDGAR and shall also file this letter on EDGAR.

2. Financial Statements - Currently, we do not have audited financial statements of the lessee for any period. However, we intend to file audited lessee financial statements as of December 31, 2007 and 2006 and for the years ended 2007, 2006 and 2005 in our Form 10-K for the year ending December 31, 2007.

Since we will be providing audited financial statements for 2006 and 2005 going forward, we are proposing to use our best efforts to file an amendment to our Form 10-K for the year ended December 31, 2006 within 90 days that would include audited financial statements of the lessee for only 2006 and 2005.

We have not engaged an independent auditor to examine those financial statements as of yet and we cannot estimate definitively the amount of time such an audit will take. We do not believe that the provision of audited financial statements for 2004 would be cost beneficial to the holders of participation units, especially when consideration is given to the extremely limited amount of transfers that have taken place historically in these units and the fact that we will not be filing any registration statements under the 1933 Act. We seek your concurrence with this proposal.

In addition, we acknowledge:

1. We are responsible for the adequacy and accuracy of the disclosure in the filings with the Securities and Exchange Commission ("Commission");

2. Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to our filings; and

3. We may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any question or desire additional information, please communicate with the undersigned.

Thank you.

Very truly yours,

/s/ Mark Labell

Mark Labell

Senior Vice President, Finance

ML:fm

Enc.

cc: Thomas N. Keltner, Jr.

Stuart J. Rappaport